UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

09057208

SEC Mail Processing Section
5 2009
Washington, DC
103

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SEC FILE NUMBER
8 - 24181

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2008** AND ENDING **DECEMBER 31, 2008**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **OFFICIAL USE ONLY**

LEVY, HARKINS & CO., INC. **FIRM ID. NO.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

366 MADISON AVENUE – 14TH FLOOR

(City)	(State)	(Zip Code)
NEW YORK,	**NEW YORK**	**10017**

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL J. HARKINS, President **(212) 888 - 3030**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN, CPAs, LLP

132 Nassau Street, Suite 1023 New York NY 10038

X **Certified Public Accountant**

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 25 2009
BRANCH OF REGISTRATIONS AND
04 EXAMINATIONS

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e) (2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, ***MICHAEL J. HARKINS,*** swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of ***LEVY, HARKINS & CO., INC.,*** *as of* ***DECEMBER 31, 2008,*** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

X [signature]
Signature

President
Title

X [signature]
Notary Public

LUCIA MAZZULLO
Notary Public, State of New York
Registration #01MA6006231
Qualified in Westchester County
Commission Expires June 8, 2010

This report** contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Operations.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

I, ***MICHAEL J. HARKINS,*** swear that to the best of my knowledge and belief, the accompanying financial statements and supporting schedule(s) pertaining to the Firm of ***LEVY, HARKINS & CO., INC.,*** as of ***DECEMBER 31, 2008***, are true and correct. I further swear that neither the Company nor any partner, proprietor, principal officer, director or member has any proprietary interest in any account classified solely as that of customer, except as follows:

No Exceptions

(Signature)

President

(Title)

(Notary Public)

LUCIA MAZZULLO
Notary Public, State of New York
Registration #01MA6008231
Qualified in Westchester County
Commission Expires June 8, 2010

LEVY, HARKINS & CO., INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS	
Cash and cash equivalents	$ 930,782
Investment advisory fees receivable	311,179
Prepaid expenses	70,900
Furniture, fixtures, and leasehold improvements - net of accumulated depreciation and amortization of $92,971 (Note 2d)	233,655
Security deposit	290,058
Total assets	$ 1,836,574
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 46,075
Pension plan liability (Note 3)	240,000
Total liabilities	286,075
Commitments and contingencies (Notes 4 and 5)	
Stockholders' Equity (Note 6)	
Common stock - $1.00 par value; 430.10 shares authorized, issued and outstanding	400
Additional paid-in capital	39,750
Retained earnings	1,998,278
Less: 21.50 shares treasury stock at cost	(92,562)
Accumulated other comprehensive income	(395,367)
Total stockholders' equity	1,550,499
Total liabilities and stockholders' equity	$ 1,836,574

The accompanying notes are an integral part of this statement.

LEVY, HARKINS & CO., INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008

Note 1- Nature of Business

Levy, Harkins & Co., Inc. (The "Company") clears all securities transactions through its clearing broker on a fully disclosed basis, and consequently operates under the exemptive provisions of S.E.C. Rule 15c3-3 (k) (2) (ii). The Company provides investment advisory services mainly to individual investors.

Note 2- Summary of Significant Accounting Policies:

a) Revenue Recognition

Securities transactions (and the recognition of related income and expenses) are recorded on a settlement date basis, generally the third business day following the transaction date. There is no material difference between trade and settlement date.

Investment advisory fees are recognized as revenues on a monthly basis as earned.

b) Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers demand deposited money market funds to be cash and cash equivalents. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

c) Income Taxes

The Company has elected to be treated as an "S" Corporation under the provisions of the Internal Revenue Code and New York State tax regulations. Under the provisions, the Company does not pay federal or state corporate income taxes on its taxable income. Instead, the stockholders are liable for individual income taxes on their respective shares of the Company's taxable income. Provision for New York City General Corporation Tax was based on income plus certain modifications to net income.

d) Property and Equipment

Furniture and fixtures are depreciated on the accelerated cost recovery and straight-line methods over an estimated useful life of three to ten years. The various methods are used for book and tax purposes and do not differ materially from generally accepted accounting depreciation methods.

Leasehold improvements are recorded at cost and are amortized in accordance with the straight-line method over the life of the lease.

LEVY, HARKINS & CO., INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008

Note 2- Summary of Significant Accounting Policies (continued):

e) ***Use of Estimates***

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

f) ***Pension Costs***

The Company accounts for pension costs under SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits"and SFAS No. 158 "Employers' Accounting for Defined Benefit Pension and other Post-Retirement Plans." Among other things the provisions of these standards standardize the disclosure requirements for pension and other post-retirement benefits to the extent practicable.

Changes in the value of pension assets and pension obligations are netted and recognized on the balance sheet as they occur. On the income statement such changes are not recognized as they occur but systematically and gradually over subsequent periods. Items recognized on the balance sheet but deferred for income statement recognition are included in accumulated other comprehensive income.

SFAS-158 was effective for non-public companies for fiscal years ended after June 15, 2007. The Company elected to apply the provisions in the year ended December 31, 2007.

Note 3- Pension Plan

The Company established, in 1999, a non-contributory defined benefit pension plan and a defined contribution plan which in total cover all full-time employees. Benefits are based on years of service and compensation. The following table sets forth the plans funded status and amounts recognized in the Company's statement of financial condition at December 31, 2008:

Benefit obligation	$(2,058,820)
Fair value of plan assets	1,813,699
Funded Status	$ (245,121)
Amount recognized in the statement of financial condition (net of deferred taxes	(240,000)
Accumulated benefit obligation	2,058,820
Weighted-average assumptions	
Discount rate	7.00%
Expected return on plan assets	9.00%
Rate of compensation increase	3.00%
Employee contribution	-0-
Benefits paid	80,899

Note 3- Pension Plan (*continued*)

To develop the expected long-term rate of return on assets assumption, the Company considered the historical returns and the future expectations for returns for each asset class, as well as the target asset allocation of the pension portfolio. This resulted in the selection of the 9% long-term rate of return on assets assumption.

As of December 31, 2008 the pension plan assets were allocated 100% to equity securities.

The Company's overall investment strategy for the pension plan assets is to ensure assets are invested in a manner necessary to meet expected future benefits earned by participants while still allowing for a prudent level of risk. Risk tolerance is established through consideration of plan demographics, plan liabilities, plan funded status and overall corporate financial condition.

The Company expects to contribute $-0- to its defined benefit pension plan in 2008.

The following pension benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

2009	84,936
2010	89,174
2011	93,624
2012	98,296
2013	103,201
Thereafter	598,585

In addition, the amount charged to operations under the defined contribution plan in 2008, was $-0-.

Note 4- Commitments and Contingencies

The Company rents office space pursuant to a lease agreement expiring December 31, 2017. Rental payments plus escalation for real estate taxes, are payable monthly. The Company's minimum rental commitments over the next five years are as follows:

2009	402,368
2010	410,416
2011	418,824
2012	453,669
2013	462,742
Thereafter	2,002,603

Note 4- Commitments and Contingencies *(continued)*

The Company rents additional office space from an officer/stockholder of the Company, pursuant to a lease agreement which expired June 25, 2005. The lease is currently on a month to month basis. In 2008, the officer/stockholder was paid $48,000 pursuant to this lease.

In 2008, the Company paid $132,719 to a company owned by the same stockholders of the Company. Such amount is included in "Commissions and clearance charges." At December 31, 2008, $6,682 of such charges, included in "accounts payable and accrued expenses", is owed to this Company.

Note 5- Financial Instruments with Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers and other financial institutions. The Company introduces these transactions for clearance to another broker/dealer on a fully disclosed basis. The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers.

The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing brokers internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions when necessary.

Note 6- Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2008, the Company had net capital of $653,317, which was $634,244 in excess of its required net capital of $19,073. The Company's net capital ratio was 43.79%

A copy of the Company's Statement of Financial Condition as of December 31, 2008, pursuant to SEC Rule 17a-5 is available for examination at the Company's office and at the regional office of the Securities and Exchange Commission and the office of the Financial Industry Regulatory Authority.

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Officers and Directors of
Levy, Harkins & Co., Inc.
366 Madison Avenue - 14th floor
New York, N.Y. 10017

Gentlemen:

We have audited the accompanying statement of financial condition of **Levy, Harkins & Co., Inc.** as of **December 31, 2008**. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of **Levy, Harkins & Co., Inc.** as of **December 31, 2008,** in conformity with accounting principles generally accepted in the United States of America.

Lerner & Sipkin CPAs LLP
Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 10, 2009